FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

POLICY ON THE TRADING OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Approved at a Meeting held by the Board of Directors of the Company on May 5th 2012

POLICY ON THE TRADING OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

I. Objective

1.1. This Policy on the Trading of Securities Issued by Companhia Brasileira de Distribuição, drafted pursuant to CVM (Brazilian Securities and Exchange Commission) Instruction 358, has the purpose of establishing rules and procedures to be observed in any trading involving securities issued by the Company, or referring to them, by Persons Bound, in order to ensure observance of proper conduct practices and to prevent undue use of Privileged Information.

II. Definitions

2.1. Upon adoption and interpretation of the Policies on the Trading of Securities Issued by the Company, the terms listed below shall have the following meanings:

Controlling Shareholder

The shareholder or group of shareholders bound by a shareholders’ agreement or under common control, which holds control, direct or indirect, over the Company, under Law no. 6,404/76, as amended from time to time.

Managers	Officers and members, both permanent and deputy, of the Board of Directors of the Company.

Material Act or Fact

Any (i) decision made by the Controlling Shareholders; (ii) resolution made by the annual meeting or the Managers; or (iii) any other act or fact of a political-administrative, technical, transactional or economic-financial nature, occurred or related to the businesses of the Company and that might significant effect any of the following:

(a) quotation of securities issued by the Company or referring to them;

(b) decision of investors towards purchasing, selling or keeping such securities; or

(c) decision of investors towards exercising any rights inherent in the capacity of holder of securities issued by the Company or referring to them.

BM&FBOVESPA	The São Paulo Stock Exchange – BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

BTC	BTC Custodian Securities Bank, which is a service engaged in securities lending, upon the placing of guarantees, offered by BM&FBOVESPA through electronic system.

CBLC	CBLC, the Brazilian Clearing and Depository Corporation.

Company	Companhia Brasileira de Distribuição.

Members of the Audit Committee	The members of the Company’s Audit Committee, both permanent and deputy, when incepted, who are elected by resolution of the Company’s Annual Shareholders’ Meeting.

CVM	The Brazilian Securities and Exchange Committee.

Investor Relations Officer

The Company’s Officer in charge of providing information to investors, to the Brazilian Securities and Exchange Commission (CVM) and to Market Entities, and also in charge of updating the listing of the Company as a publicly-held corporation with CVM.

Market Entities	The set of stock markets or organized over-the-counter market entities where securities issued by the Company are or accepted to trading, as well as equivalent entities in other countries.

Former Managers	Managers who no longer belong to the Company’s management, under item 4.5 of this Trading Policy.

Privileged Information	Any Material Act or Fact (as defined above) that has not been disclosed to the public.

CVM Instruction 358	Instruction issued by the Brazilian Securities and Exchange Commission (CVM) no. 358, dated January 3rd 2002, as amended from time to time.

Law no. 6,404/76	Law no. 6,404/76, dated December 15th 1976, as amended from time to time.

Lock-up Period	Any and all period where the trading of Securities is not allowed pursuant to a regulatory ruling stipulated by this Trading Policy.

Related Persons

Persons related to Bound Persons as a result of the following circumstances: (i) the spouse, from whom one is not judicially separated, (ii) the cohabitant; (iii) any dependent included in the individual’s annual income tax return; and (iv) companies directly or indirectly controlled by the Bound Persons or by the Related Persons.

Bound Persons

The Company, Controlling Shareholders, Managers, Members of the Audit Committee, Former Managers, members of any boards holding technical or advisory functions within the Company, created under the Company’s By-laws, and any person who, by virtue of his or her title, function or position within the Company, Parent Companies, Controlled Companies and Affiliated Companies, is appointed by the Investor Relations Officer, at his sole discretion, as a Bound Person, according to a list released from time to time, and who has expressly adhered to this Trading Policy and who is bound by the rules hereunder.

Stock Option Plan	General plan for the granting of a stock option involving shares issued by the Company approved by the Company’s annual shareholders’ meeting, as existing from time to time.

Personal Investment Plan

Personal investment plan through which a Bound Person commits in a voluntary, irrevocable and irreversible manner to invest or disinvest in Securities on pre-scheduled dates or periods, prepared under Section 15 of CVM Instruction 358.

Trading Policy	This Policy on the Trading of Securities issued by the Company.

Advisory Services	Providing of advisory, assistance or any sort of consultancy services on investment on Securities.

Affiliated Companies	Companies on which the Company exercises significant influence without controlling them, under Paragraphs 1, 4 and 5 of Section 243 of Law no. 6,404/76, as amended from time to time.

Controlled Companies

Companies on which the Company, directly or through other companies, holds ownership rights that ensure, on a permanent basis, preponderance on company resolutions and the power to elect the majority managers.

Parent Companies	Companies controlled by the Company, either directly or indirectly, that are or later become a controlled company under Law no. 6,404/76, as amended from time to time.

Compliance Statement

A statement whereby the person commits to observe this Transaction Policy, to be executed under the model contained in Annex I attached hereto, in accordance with Sections 15, Paragraph 1, Subsection I, and 16, Paragraph 1 of CVM Instruction 358.

Securities

Shares, bonds, subscription warrants, receipts and subscription rights, promissory notes, call option or put option, indexes and derivatives of any kind or, even, any other securities or collective investment agreements issued by the Company, or referring to them, which are deemed to be securities under the law.

III. Persons to whom the Trading and Compliance Policy applies

3.1.      The obligations provided by this present Trading Policy reach, for purposes of express adhesion or compliance, the Bound Persons.

3.2.      The Bound Persons shall expressly adhere to this Trading Policy upon execution of the Compliance Statement, under Annex I.

3.3.      The Company shall keep, within its network, the list of persons who have executed the Compliance Statement, with their respective identification and personal data, position or function, address and enrollment number with the Corporate Taxpayers’ Registry (CNPJ) or Individual Taxpayers’ Registry (CPF), both of the Treasury Department.

3.3.1. Whenever changes or alterations are made to the individual or personal data, the persons bound by the Compliance Statement shall immediate inform the Company about such alterations, by communicating them to the Investor Relations Officer, who shall update and keep them always available to CVM.

3.4.      The Compliance Statements shall remain filed at the Company’s registry office for as long as the persons bound by it maintain their relationship with the Company, and for at least five years following its termination.

IV.  Bans to the Trading of Securities

4.1.      Lock-up Period

4.1.1. The Bound Persons may not trade Securities issued by the Company during the Lock-up Period, and shall keep such order strictly confidential.

4.2.      Ban Pending Release of a Material Act or Fact

4.2.1. Securities shall not be allowed to be traded by Bound Persons who know or presumably know of Privileged Information before it is released by the Company to the market under CVM Instruction 358.

4.2.1.1. Under the terms of the regulation and without prejudice to other situations involving Material Acts or Facts, one shall deem the mere intention to undertake a merger, split-off or split-up, consolidation, transformation or corporate reorganization of the Company to be a Privileged Information.

4.2.1.2. The Bound Persons are also prohibited from trading Securities if they are aware of a material act or fact not disclosed to the public and which involves any other company, and that may affect the prices of the Securities issued by the Company, including its affiliates, competitors, suppliers and customers.

4.2.2. The bans stipulated in this item 4.2 shall be maintained even after release of the Material Act or Fact if any trade with Securities conducted by Bound Persons might adversely affect, to the detriment of Company or its shareholders, the terms of the business connected with the Material Act or Fact.

4.3.      Ban Before Release of the Company’s Quarterly Statements and Standardized Financial Statements

4.3.1. No Securities may be traded by Bound Persons within the period of fifteen (15) days prior to release of the quarterly statements (QS) and the Financial Statements (FS).

4.4.      Bans Related to the Acquisition or Sale of Shares Issued by the Company

4.4.1.   The Controlling Shareholder and the Managers may not trade shares issued by the Company when (a) the Company itself, its Controlled Companies, Affiliated Companies or other company under the common control are in the course of acquiring or selling shares issued by the Company, exclusively on the dates when the Company is trading shares issued by itself; or (b) the Company itself or the other entities mentioned in (a) above grant an option or a mandate for acquisition or sale of shares issued by the Company.

4.4.2. The Company’s Board of Directors may not approve the acquisition or sale of shares issued by the Company before release to the general public, by means of a Material Act or Fact, as the case might be, of information concerning:

(i) the execution of any agreement or contract for the transfer of the Company’s controlling interest or the grant of an option or mandate for purposes of transferring the Company’s controlling interest; or

(ii) the existence of an intention to undertake a merger, split-off or split-up, consolidation, transformation or corporate reorganization involving the Company.

4.4.2. If, following the approval of an acquisition or the sale, by the Company, of shares issued by it, any fact involving either of the three options above takes place, the Company shall immediately suspend such transaction until release of the respective Material Act or Fact.

4.5.      Ban Applicable to Former Managers

4.5.1. Former Managers no longer belonging to the management of the Company before the public release of a Material Act or Fact concerning a business or a fact initiated during the their term of office are not allowed to trade Securities:

(i) for the time period of six (6) months following their dismissal or resignation; or

(ii) before the Company’s release to the market of the Material Act or Fact concerning a business or a fact initiated during the their term of office; whichever occurs first;

V.        Authorized Trading of Securities, Exceptions to the Bans

5.1.      All of the bans stipulated in items “4.1”, “4.2”, “4.4.1” and “4.5” above shall not apply to Bound Persons regarding transactions made exclusively within the ambit of the Personal Investment Plan, filed in advance with the Company’s department of investor relations, upon observance of the criteria stated in this Trading Policy and in CVM Instruction 358.

5.2.      Particularly as regards the ban on trading laid down in item “4.2.1” above, this shall not apply to the acquisition of Treasury shares issued by the Company, through private trading, resulting from the exercise of a stock option involving shares of the Company, at any time, by the beneficiary of the Securities Option Plan.

VI.      Indirect Trading, Lending of Shares and Advisory Services

6.1.      Indirect Trading

The bans governed by this Trading Policy shall also apply to trades made by Bound Persons where such trades are made through:

(i) a controlled company;

(ii) third-parties with whom they have executed any agreement for the management of securities portfolio or trust; or

(iii) Bound Persons or any persons who have had access to Privileged Information from any of the persons not allowed to trade, when they know that it has not been released to the market yet.

Trades made by investment funds and/or clubs of which the persons above are members shall not be deemed to be indirect trading, and shall thus be free from the ban stated in this Trading Policy, provided that:

(i) the trading decisions made by the manager of the investment fund and/or club may not, by any means, be influenced by their respective members; and

(ii) the investment fund and/or club are not exclusive.

6.2.      Transactions involving the Lending of Shares

Except as otherwise provided by any amendments to the applicable regulation and/or the restatement of an understanding to the contrary by CVM and/or BM&FBOVESPA, this Trading Policy shall fully apply to transactions involving the lending of shares issued by the Company that may be made by Bound Persons, who shall be registered with BTC and observe the procedures stipulated by CBLC, in that any loan taken out other than with BTC shall be banned, except as expressly authorized by the Company’s Investor Relations Officer.

6.3.      Advisory Services

The providing of Advisory Services by Bound Persons, either for compensation or gratuitously, shall be limited to the periods where the Bound Persons are not aware of any information related to a Material Act or Fact to be disclosed.

VII.     Private Investment Plan

7.1.      The Private Investment Plan is the written document whereby a Bound Person commits on a voluntary, irrevocable and irreversible basis to invest or disinvest in Securities on pre-scheduled dates or periods of time, prepared under Paragraph Three of Section 15 of CVM Instruction 358. Private Investment Plans shall be duly filed with the Company in accordance with the specifications below:

(i)    prior to the filing of Private Investment Plans, one shall approve a schedule setting specific dates for release of the Company’s Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs);

(ii) it may have the only and exclusive purpose of subscribing or acquiring shares resulting from the exercise of the options granted by the Company, and the subsequent sale of such shares, through a Securities Option Plan approved in advance by the Company’s annual shareholders’ meeting. However, the sale may include only the limit number of securities acquired in accordance with the Securities Option Plan, and provided that within up to thirty (30) days from the date of exercising of such options;

(iii)  may not include the Company as a party thereto;

(iv) may not be filed by Bound Persons during (a) the period wherein they were individually aware of any Material Act or Fact still to be disclosed to the market, and (b) within 15 (fifteen) days before release of the Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs);

(v) shall be filed thirty (30) days before the beginning of any trading with Securities by Bound Persons, including any amendments;

(vi) shall be established for an effective term of at least twelve (12) months, and if no amendment is made, one shall consider it to be automatically renewed for an equal term;

(vii) shall establish the irrevocable and irreversible commitment of those participating in the Personal Investment Plan towards investing amounts stipulated in advance, on the dates therein stated, by mentioning (i) the volume (a) of personal funds they intend to invest in Securities or (b) Securities in which they intend to invest in the period; and (ii) the respective type, kind and class, as the case might be, of such Securities; and

(viii) shall establish the obligation of those participating in the Personal Investment Plan to return to the Company any losses avoided or earnings obtained in trading Securities of the Company, resulting from any change in the dates of release of the Quarterly Statements Forms (QSFs) and Standardized Financial Statements (SFSs, assessed through reasonable criteria to be defined in the very Personal Investment Plan.

VIII.   Breaches and Sanctions

8.1.      Any violations of this Trading Policy of which Bound Persons become aware shall be immediately communicated to the Company’s Investor Relations Officer.

8.1.1. Without prejudice to any sanctions applicable under the prevailing law, to be imposed by competent authorities in the event of violation of terms and procedures in this Trading Policy, the Bound Persons liable for the violation of any provision herein contained hereby commit to fully and unlimitedly compensate the Company or other Bound Persons, for all of the damages sustained by the  Company or other Bound Persons as a direct or indirect result of such violation.

8.1.2. The Investor Relations Officer shall also take the applicable disciplinary actions against the Bound Persons in the event of breach of this Trading Policy, after consulting with the members of the Board of Directors. The disciplinary actions may include revocation of position or dismissal of the breaching party in situations involving material breach.

8.1.2.1. In the event the applicable action is to be taken, under the law or the by-laws, by the Annual Shareholders’ Meeting, the Board of Directors shall call it to resolve on the issue.

IX.      Effectiveness

9.1.      This Trading Policy shall become effective on the date of its approval by the Board of Directors, and shall so remain for an indefinite term, until resolution to the contrary by the Company’s Board of Directors.

X.        Amendments

10.1.    By means of resolution made by the Board of Directors, the Company’s Trading Policy may be amended in the following situations: (i) whenever an express determination in this respect is issued by CVM; (ii) upon any changes to the applicable legal and regulatory norms, to implement the necessary adaptations; and (iii) when the Board of Directors, during the process of evaluation of effectiveness of the procedures adopted, deems amendments to be needed.

10.2.    Amendments to the Company’s Trading Policy shall be immediately communicated to CVM and to Market Entities by the Investor Relations Officer, as demanded by the applicable rules, as well as those adhering the Trading Policy, in that they shall apply to each from the date of notice of said amendments.

10.3.    This Trading Policy may not be amended pending Material Fact still to be released.

XI.      Final Provisions

11.1.    The Investor Relations Officer shall be the Officer in charge of implementing the procedures needed for observance of the rules stated in the Trading Policy and for the monitoring thereof.

11.1.1. Any doubts on the provisions contained in this Company’s Trading Policy or on the adoption of its provisions shall be directly sent to the Investor Relations Officer, who shall provide the relevant clarification or direction.

11.2. The provisions of this Trading Policy apply to the Bound Persons as of the execution of the Compliance Statement, without prejudice to the rules stipulated under CVM Instruction 358, which apply to the Bound Persons who have not signed the Compliance Statement yet.

Annex I to the Policy on the Trading of Securities Issued by

Companhia Brasileira de Distribuição

COMPLIANCE STATEMENT TO THE POLICY ON THE TRADING OF SECURITIES ISSUED BY

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By this present instrument, [name], [identification], with address at [address], in the capacity of [position or controlling shareholder] at Companhia Brasileira de Distribuição, states to have read the Policy on the Trading of Securities Issued by the Company, approved at a meeting of the Board of Directors held on [●] [●] 2012, and commits to be bound by all of its terms and conditions.

[Place], [Date]

[Party]

Witnesses:

1. _________________________	2.___________________________
Name:	Name:
Brazilian ID (RG):	Brazilian ID (RG):
Individual Taxpayers’ Registry (CPF)no. :	Individual Taxpayers’ Registry (CPF) no.:

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 11, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.